UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                                MAF BANCORP INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    55261R108
                                 (CUSIP Number)

                                DECEMBER 31, 2005

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X Rule 13d-1(b)

  Rule 13d-1(c)

  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 55261R108

1.   Name of Reporting Persons.

     DELAWARE CHARTER GUARANTEE & TRUST COMPANY DBA PRINCIPAL TRUST COMPANY AS SUCCESSOR TRUSTEE FOR THE MIDAMERICA BANK, FSB EMPLOYEES' PROFIT SHARING PLAN AND THE MIDAMERICA BANK FSB, EMPLOYEE STOCK OWNERSHIP PLAN (COLLECTIVELY, THE "PLANS")

     I.R.S. Identification Nos. of above persons (entities only). 51-0099493

2.   Check appropriate box if a Member of a Group (a) (b)

3.   SEC use only

4.   Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power 1,771,404

6.   Shared Voting Power 0

7.   Sole Dispositive Power 1,771,404

8.   Shared Dispositive Power 0

9.   Aggregate Amount Beneficially owned by Each Reporting Person 1,771,404

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9) 5.4%

12.  Type of Reporting Person EP

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ITEM 1.

(a)  Name of Issuer
(b)  Address of Issuer's Principal Executive Offices

     MAF BANCORP, INC. 55TH STREET & HOLMES AVENUE CLARENDON HILLS, IL 60514

ITEM 2.

(a)  Name of Person Filing

     DELAWARE CHARTER GUARANTEE & TRUST COMPANY DBA PRINCIPAL TRUST COMPANY AS SUCCESSOR TRUSTEE FOR THE MIDAMERICA BANK, FSB EMPLOYEES' PROFIT SHARING PLAN AND THE MIDAMERICA BANK FSB, EMPLOYEE STOCK OWNERSHIP PLAN (COLLECTIVELY, THE "PLANS")

     (b)  Address of Principal Business Office or, if none., Residence

     1013 CENTRE ROAD WILMINGTON, DELAWARE 19805

     (c)  Citizenship DELAWARE

     (d)  Title of Class of Securities common stock, $0.01 par value

     (e)  CUSIP Number 55261R108

ITEM  3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO   SS.SS.240.13D-1(B)   OR
240.13D-2(B) OR (C), CHECK WHETHER PERSON FILING IS A:

     (f) X An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Delaware Charter & Guarantee Trust Company dba Principal Trust Company acts as successor trustee ("Trustee") for (i) the MidAmerica Bank, fsb Employees' Profit Sharing Plan ("Profit Sharing Plan") and (ii) the
          MidAmerica Bank, fsb Employees' Stock Ownership Plan the ("Stock Ownership Plan"), each of which is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). As of December 31, 2005, the

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          Profit Sharing Plan held 516,947  shares of the Issuer's  common stock and the Stock Ownership Plan held 1,254,457 shares of the Issuer's common stock for an aggregate of 1,771,404 shares of the Issuer's common stock. The securities reported include all shares held of record by the Trustee as trustee of the Plans.

     (b) The 1,771,404 shares of common stock represent 5.4% of the Issuer's outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2005, as provided by the issuer.

     (c) (i) The Trustee holds sole power to vote or to direct the vote over all of the securities that are the subject of this Schedule 13G.

         (ii) The Trustee does not share power to vote or direct the vote over any of the securities that are the subject of this
                 Schedule 13G.

         (iii)   The  Trustee   holds  sole  power  to  dispose  or  direct  the
                 disposition of all of the securities that are the subject of this Schedule 13G.

         (iv) The Trustee does not share power to dispose or direct the disposition over any of the shares that are the subject of this
                 Schedule 13G.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS: Not Applicable

ITEM 6.  OWNERSHIP  OF MORE THAN FIVE  PERCENT  ON  BEHALF  OF  ANOTHER  PERSON:
Participants in the Stock Ownership Plan and the Profit Sharing Plan have the right to direct the receipt of dividends on the shares held in the Plans that are allocated to their respective accounts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP:  Not
Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10. CERTIFICATION: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of having or influencing the control of

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the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    DELAWARE CHARTER GUARANTEE & TRUST COMPANY


                                    /s/ JILL SIMONDS
                                    --------------------------------------------
                                    JILL SIMONDS
                                    DIRECTOR OF OPERATIONS
                                    FEBRUARY 14, 2005


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